Hughes
Hubbard

RECEIVED

2008 NOV 17 A 11:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE


08005903

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Fax: 212-422-4726
hugheshubbard.com

Ellen S. Friedenberg
Direct Dial: 212-837-6465
frieden@hugheshubbard.com

November 14, 2008

FEDERAL EXPRESS

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg

PROCESSED
NOV 19 2008
THOMSON REUTERS

ESF:bam

Enclosure

NY 60445087_1.DOC

11/17


Roche Group

CHUGAI PHARMACEUTICAL CO., LTD.
1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku
Tokyo 103 8324, Japan

October 28, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Dear Sir / Madam:

Pursuant to Rule 12g3-2(b)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Very truly yours,

Chugai Pharmaceutical Co., Ltd.



By: ______
Name: Toshihiko Tsuchiya
Title: General Manager of
General Affairs Department

Enclosure

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents

None

B. Japanese Language Documents

1. Interim Consolidated Financial Statements (Non-audited) dated July 31, 2008 (English translation as Attachment 1)

2. Fiscal Year 2008.12 Supplementary Materials for Consolidated Interim Financial Results Period Ended June 30, 2008 dated July 31, 2008 (English translation as Attachment 2)

3. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with Tokyo Stock Exchange on which the common stock of the Company is listed and which are made public by Tokyo Stock Exchange)

   a. Document titled "Flash Report of the Interim Financial Results for the Fiscal Term ended June 30, 2008" dated July 22, 2008(English translation as Attachment 3)

   b. Document titled "F. Hoffmann-La Roche Announces 2008 Half Year Results" dated July 22, 2008 (English translation as Attachment 4)

   c. Partial Amendments, dated July 22, 2008, to the document titled "F. Hoffmann-La Roche Announces 2008 Half Year Results" dated July 22, 2008 (brief description of which is set forth in Exhibit B)

   d. Document titled "FDA Advisory Committee Votes in Favor to Recommend Approval of Actemra®, a Humanized Anti-Human IL-6 Receptor Monoclonal Antibody, for Rheumatoid Arthritis" dated July 30, 2008 (English translation as Attachment 5)

   e. Document titled "Toll Manufacturing Agreement for the Bulk Drug Substance of Actemra®, a Humanized Anti-Human IL-6 Receptor Monoclonal Antibody" dated 31 July, 2008 (English translation as Attachment 6)

   f. Document titled "FDA issues complete response letter to Roche for Actemra Biologics License Application" dated 18 September, 2008 (English translation as Attachment 7)

   g. Document titled "Announcement concerning Distribution of Dividends" dated July 31, 2008 (brief description of which is set forth in Exhibit B)

4. Semi-Annual Business Report, dated September 8, 2008, to Shareholders (including summary semi-annual financial statements) for the six-month period commencing

January 1, 2008 and ending June 30, 2008 (brief description of which is set forth in Exhibit B)

5. Semi-Annual Securities Report, dated September 8, 2008, for the six-month period commencing January 1, 2008 and ending June 30, 2008 (brief description of which is set forth in Exhibit B)

6. Confirmation of the Adequacy of Semi-Annual Securities Report, dated September 8 2008, for the six-month period commencing January 1, 2008 and ending June 30, 2008 (brief description of which is set forth in Exhibit B)

7. Corporate Governance Report dated September 30, 2008 (brief description of which is set forth in Exhibit B)

8. Commercial Register (brief description of which is set forth in Exhibit B)

[End]

Exhibit B

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Partial Amendments, dated July 22, 2008, to the document titled "F. Hoffmann-La Roche Announces 2008 Half Year Results" dated July 22, 2008

   The document makes amendment to the Japanese language document titled "F. Hoffmann-La Roche Announces 2008 Half Year Results" dated July 22, 2008. The description in the third line of the main text of page 1 of the Japanese language document, "Roche has owned 59.9% of Chugai's outstanding shares (61.7% of voting rights) since October 1, 2002 as of the end of June 2008", has changed to "Roche owns 59.9% of Chugai's outstanding shares (61.7% of voting rights) as of the end of June 2008".

2. Document titled "Announcement Concerning Distribution of Dividends" dated July 31, 2008

   The Company announces that the Board of Directors' meeting held on July 31, 2008 resolved that, with respect to distribution of interim dividends for the fiscal year ending December 2008: a) the amount of such interim distribution per share is to be 15 yen; b) the effective date is to be September 9, 2008.

3. Semi-Annual Business Report, dated September 8, 2008, to Shareholders (including summary semi-annual financial statements) for the six-month period commencing January 1, 2008 and ending June 30, 2008

   A Semi-annual Business Report is not required to be prepared, made public or distributed to shareholders under Japanese law. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors.

   The information contained in the above-referenced Semi-annual Business Report includes, *inter alia*, a brief summary of the Company's business conditions, its financial statements, a brief summary of its stock and a brief summary of the Company. The major information about its business conditions and its financial statements is included in the brief announcements of interim consolidated financial statements for the first half of fiscal year 2008.12 ended June 30, 2008.

4. Semi-Annual Securities Report, dated September 8, 2008, for the six-month period commencing January 1, 2008 and ending June 30, 2008

   Under the Financial Instruments and Exchange Law, the Company is required to file with the Kanto Local Financial Bureau a Semi-annual Securities Report within three months following the end of the first six months of each fiscal year, i.e., June 30. A Semi-annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Financial Instruments and Exchange Law.

The information contained in the above-referenced Semi-annual Securities Report includes, *inter alia*, an outline of the Company, its business conditions, major shareholders, development of its stock price and management, for the six months ended June 30, 2008. The interim financial statements for the six months ended June 30, 2008 are also included in the report (an English translation of interim consolidated financial statements is included in the brief announcement of interim consolidated financial statements for the first half of fiscal year 2008. 12 ended June 30, 2008, which are submitted herewith as Attachment 1, and the supplementary materials for consolidated interim financial results for the period ended June 30, 2008, which is submitted herewith as Attachment 2).

5. Confirmation of the Adequacy of Semi-Annual Securities Report, dated September 8, 2008, for the six-month period commencing January 1, 2008 and ending June 30, 2008

Under the Listing Rules of the Tokyo Stock Exchange (the "Listing Rules"), the Company is required to file with the Tokyo Stock Exchange a Confirmation of the adequacy of a Semi-Annual Securities Report, and such should be done, without delay, after the Company files its Annual Securities Report. A Confirmation of the adequacy of a Semi-Annual Securities Report filed by the Company is made public by the Tokyo Stock Exchange under the Listing Rules.

6. Corporate Governance Report, dated September 30, 2008

Under the Listing Rules, in the event the Corporate Governance Report must be amended, Chugai Pharmaceutical Co., Ltd. (the "Company") is required to file with the Tokyo Stock Exchange a revision of the Corporate Governance Report. A revision of the Corporate Governance Report filed by the Company is made public by the Tokyo Stock Exchange under the Listing Rules.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

7. Commercial Register

A Commercial Register is administered by the Legal Affairs Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office, number of issued shares, amount of capital and names of representative directors, directors and statutory auditors.

[End]

*NOTICE: For the convenience of capital market participants, Chugai makes efforts to provide English translations of the information disclosed in Japanese, provided that the Japanese original prevails over its English translation in the case of any discrepancy found between documentation. This English translation is provided only on a consolidated basis.





CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Non-audited)

(for the first half of fiscal year 2008.12 ended June 30, 2008)

July 31, 2008

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo 103-8324, Japan
Stock Listings: Tokyo Stock Exchange, First Section
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english)
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the Board of Directors
Contact: Mr. Toshiaki Itagaki, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611
Date of Submission of Marketable Securities Filings: September 8, 2008
Date on which Dividend Payments to Commence: September 9, 2008

1. Consolidated Operating Results for the First Half of FY 2008 Ended June 2008

(1) Results of operations

Note: Amounts of less than one million yen are omitted.

	Revenues	% Change	Operating Income	% Change	Recurring Profit	% Change
First half of FY 2008.12	¥145,877 million	(14.6)	¥23,122 million	(35.4)	¥24,319 million	(33.8)
First half of FY 2007.12	¥170,877 million	12.0	¥35,779 million	30.5	¥36,750 million	23.2
FY ended Dec. 2007	¥344,808 million	—	¥66,702 million	—	¥67,687 million	—

	Net Income	% Change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
First half of FY 2008.12	¥18,872 million	(10.6)	¥34.64	¥34.62
First half of FY 2007.12	¥21,109 million	12.3	¥38.43	¥38.38
FY ended Dec. 2007	¥40,060 million	—	¥73.23	¥73.16

Notes: *Equity-method earnings for first half ended June 30, 2008: none*
Equity-method earnings for first half ended June 30, 2007: none
Equity-method earnings for the year ended December 31, 2007: none

(2) Financial conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of Jun. 30, 2008	¥461,984 million	¥396,552 million	85.3%	¥723.10
As of Jun. 30, 2007	¥450,615 million	¥377,266 million	83.2%	¥688.29
As of Dec. 31, 2007	¥458,942 million	¥385,797 million	83.5%	¥703.80

Note: *Shareholders' equity at June 30, 2008: ¥393,975 million*
Shareholders' equity at June 30, 2007: ¥374,972 million
Shareholders' equity at December 31, 2007: ¥383,435 million

(3) Results of cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
First half of FY 2008.12	¥23,489 million	¥(14,695) million	¥ (8,810) million	¥73,053 million
First half of FY 2007.12	¥33,486 million	¥ 6,183 million	¥(37,523) million	¥71,471 million
FY ended Dec. 2007	¥60,364 million	¥ (7,509) million	¥(47,173) million	¥73,723 million

2. Dividends per share

	End of First Half	End of Fiscal Year	Annual
FY ended Dec. 2007	¥ 15.00	¥15.00	¥30.00
FY ending Dec. 2008	¥ 15.00	—	*
FY ending Dec. 2008 (Forecast)	—	*	

Note: **To be decided.*

3. Consolidated Forecast for the Year Ending December 31, 2008 (January 1, 2008 – December 31, 2008)

	Revenues	% Change	Operating Income	% Change	Recurring Profit	% Change
FY ending Dec. 2008	¥326,000 million	(5.5)	¥48,000 million	(28.0)	¥49,000 million	(27.6)

	Net Income	% Change	Net Income per Share (Basic)
FY ending Dec. 2008	¥33,000 million	(17.6)	¥60.57

Note: % change of figures for revenues, operating income, recurring profit, and net income is presented in comparison with the previous fiscal year.

4. Others

(1) Changes in the state of material subsidiaries during the period (changes regarding specific subsidiaries attendant with change in scope of consolidation): No

(2) Changes in principles, procedures, and presentation methods, etc., related to the first half of consolidated financial statements (Changes in material items that form the basis for the preparation and presentation of the first half of consolidated financial statements.)
 (a) Changes related to revisions in accounting principles: No
 (b) Changes aside from those in (a) above: No

(3) Number of shares issued (common stock):
 (a) Number of shares at the end of the period (including treasury stock):
  First half ended June 30, 2008: 559,676,712
  First half ended June 30, 2007: 559,630,817
  Fiscal year ended December 31, 2007: 559,636,061
 (b) Number of treasury shares at the end of the period:
  First half ended June 30, 2008: 14,833,989
  First half ended June 30, 2007: 14,843,655
  Fiscal year ended December 31, 2007: 14,831,246

(Additional Information)

Non-Consolidated Operating Results for the First Half of FY 2008 Ended June 2008

(1) Non-consolidated results of operations

	Revenues	% Change	Operating Income	% Change	Recurring Profit	% Change
First half of FY 2008.12	¥138,251 million	(15.3)	¥16,722 million	(45.1)	¥17,636 million	(45.1)
First half of FY 2007.12	¥163,221 million	11.4	¥30,472 million	26.0	¥32,103 million	17.7
FY ended Dec. 2007	¥329,203 million	—	¥56,469 million	—	¥57,355 million	—

	Net Income	% Change	Net Income per Share (Basic)
First half of FY 2008.12	¥14,970 million	(23.8)	¥ 27.48
First half of FY 2007.12	¥19,641 million	11.6	¥ 35.76
FY ended Dec. 2007	¥33,788 million	—	¥ 61.77

Note: % change of figures for revenues, operating income, recurring profit, and net income is presented in comparison with the previous first half.

(2) Non-consolidated financial conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of Jun. 30, 2008	¥428,951 million	¥370,989 million	86.4%	¥680.48
As of Jun. 30, 2007	¥428,163 million	¥358,583 million	83.7%	¥658.12
As of Dec. 31, 2007	¥430,473 million	¥363,618 million	84.4%	¥667.17

Note: Shareholders' equity for first half ended June 30, 2008: ¥370,756 million
Shareholders' equity for first half ended June 30, 2007: ¥358,536 million
Shareholders' equity for the year ended December 31, 2007: ¥363,478 million

Note: Explanation of the appropriate use of performance forecasts and other related items
Portions of this report that refer to performance forecasts or any other future events are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.
With respect to the consolidated forecast for the fiscal year, considering the results of interim period and outlook for the fiscal year, we revised the forecast released on April 22, 2008. For details, please see page 3 and 4 for "Business Performance, 1. Analysis Concerning Business Performance."

Business Performance

1. Analysis Concerning Business Performance

(1) Overview of the First Half of FY 2008 Ended June 30, 2008

a) Summary of Business Activities

During the period under review, the operating environment surrounding the pharmaceuticals industry in Japan remained extremely challenging as the government continued its policies to reduce medical expenditures through the reduction of NHI reimbursement prices and promote the use of generic medicines.

In this business climate, the Company endeavored to engage in aggressive product research and development (R&D) activities to achieve the continued development and acquisition of innovative new drugs, in addition to implementing marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use as well as consumer confidence.

The Company's consolidated revenues for the interim period under review amounted to ¥145,877 million, down 14.6% compared to the same period last year. Reasons for this decline were the drop in sales of anti-influenza agent Tamiflu and the termination of the marketing agreement with sanofi-aventis at the end of last year. However, excluding these special factors, revenues were higher than for the previous interim period. Other factors accounting for the decline in revenues were the change in the price for recombinant human erythropoietin Epogin and the decline in royalties and other operating income (mainly milestone income). On the other hand, sales of our products that are our mid-term sales drivers were quite higher than for the previous interim period. These products included anti-cancer agent Tarceva, a human epidermal growth factor receptor (EGFR) tyrosine kinase inhibitor launched in December 2007; anti-cancer agent Avastin, an anti-vascular endothelial growth factor (VEGF) humanized monoclonal antibody launched in June 2007; anti-viral agent Copegus and peginterferon alfa-2a Pegasys, which are used in combination; Actemra, a humanized anti-human IL-6 receptor monoclonal antibody; anti-cancer agent Herceptin, an anti-HER2 monoclonal antibody; and anti-cancer agent Xeloda.

Overseas revenues totaled ¥15,677 million, which was down 15.5% compared to the same period last year, mainly reflecting the decline in royalties and other operating income, principally milestone income. Export sales of Actemra are also included in overseas revenues.

b) Financial Results

Operating income for the interim period under review declined 35.4% from the same period last year, to ¥23,122 million, mainly as a result of the decline in revenues. Recurring profit was ¥24,319 million, down 33.8% from the same period last year. Net income amounted to ¥18,872 million, a decline of 10.6%, and included extraordinary gains of ¥6,340 million resulting from a new agreement with F. Hoffmann-La Roche Ltd. [Head Office: Switzerland] (hereafter "Roche") related to the sharing of co-development costs for Actemra.

Principal non-consolidated and consolidated performance figures and the ratios between those figures are as follows.

(Figures are rounded to the nearest 0.1 billion of yen)

	Non-Consolidated (A) (Billions of Yen)	Consolidated (B) (Billions of Yen)	B/A (Times)
Revenues	138.3	145.9	1.05
Operating Income	16.7	23.1	1.38
Recurring Profit	17.6	24.3	1.38
Net Income	15.0	18.9	1.26

c) R&D Activities

In Japan and abroad, Chugai is actively engaged in prescription pharmaceutical R&D activities.

Specifically, the Company is working to develop innovative products with global applications, focusing on the oncology, renal disease, and bone and joint disease domains. In Japan, Chugai's research bases in Fuji Gotemba and Kamakura are collaborating to develop new pharmaceuticals, and its research facilities in Ukima are conducting industrialization research. Overseas, Chugai Pharma U.S.A., LLC, and Chugai Pharma Europe Ltd. are engaged in clinical development activities in the United States and Europe, respectively.

In the interim period under review, R&D expenses totaled ¥24,245 million.

(2) Outlook for FY 2008 Ending December 31, 2008

a) Forecast Assumptions

In preparing this performance outlook, we have adopted exchange rates of ¥105/USD, ¥163/EUR, ¥210/GBP, and ¥103/CHF. Note that sales for the anti-influenza agent Tamiflu may fluctuate significantly depending on the size of the influenza outbreak. The projection of the 2008/2009 season assumes a medium scale flu outbreak based on the average over the previous 10 years.

b) Outlook for Fiscal Year

We have revised the outlook of product sales and selling, general and administrative expenses and other figures for the current fiscal year, reflecting results in the first half of the fiscal year.

The outlook for consolidated revenue is now 326.0 billion yen, down 9.0 billion yen from the previous forecast, as the projected sales of Avastin, Pegasys, Copegus and Epogin were lowered while the projected sales of Tarceva and export sales of Actemra were raised.

Cost of goods for the full year is now forecasted to be lower because sales are lower and expenses related to a manufacturing site change during this fiscal term are projected to be lower than the previous forecast. Also, selling, general and administrative expenses and the research and development expenses are both lowered, reflecting some delays seen in the first half of the fiscal year.

As a result of the above factors, we forecast consolidated operating income of ¥48.0 billion, up ¥5.0 billion, consolidated recurring profit of ¥49.0 billion, up ¥6.8 billion, and consolidated net income of ¥33.0 billion, up ¥4.0 billion, compared with the previous forecast

Note: The forecasts outlined above are based on information available at the time these forecasts were formulated, and we regard these forecasts as reasonable. Actual results and earnings could vary from the aforementioned forecasts as they also include risks and uncertainties.

2. Analysis Concerning Financial Status

(1) Overview of the First Half of FY 2008 Ended June 30, 2008

At the end of the consolidated interim period, total assets stood at ¥461,984 million. This figure was ¥3,042 million higher than at the end of the previous fiscal year, owing to the acquisition of fixed assets and other factors. Total liabilities were ¥65,432 million, which was ¥7,712 million lower than at the end of the previous fiscal year. This decline was due to a decrease in accrued expenses and accrued income taxes that was more than the increase in amounts payable and notes and accounts payable. Net working capital (current assets less current liabilities) was ¥260,947 million, and the current ratio was 518.3%, reflecting the Company's continuing sound financial position.

Net assets amounted to ¥396,552 million, and the equity ratio was 85.3%, compared with 83.5% at the end of the previous fiscal year.

(2) Cash Flows

Cash and cash equivalents at the end of the interim period under review amounted to ¥73,053 million, down ¥669 million from the end of the previous fiscal year.

Net cash provided by operating activities amounted to ¥23,489 million, a decrease of ¥9,997 million compared with the same period of the previous fiscal year. This was because of an increase in income taxes paid, a decline in income before income taxes and minority interests, and other factors.

Net cash used in investing activities amounted to ¥14,695 million, an increase in cash used of ¥20,878 million compared with the same period of the previous fiscal year. This increase was the net result of an increase in cash used to purchase securities, a decline in cash inflow from the sale of securities, and an increase in acquisition of fixed assets.

Net cash used in financing activities amounted to ¥8,810 million, a decrease in cash used of ¥28,713 million compared with the same period of the previous fiscal year. This decrease in cash used was due primarily to a decline in the acquisition of treasury stock.

(Additional Information)

	Interim Period for FY 2006.12	Interim Period for FY 2007.12	Interim Period for FY 2008.12	Year-End for FY 2006.12	Year-End for FY 2007.12
Equity ratio (%)	86.6	83.2	85.3	84.3	83.5
Market value equity ratio (%)	297.9	267.8	200.4	294.4	189.9
Interest-bearing debt to cash flows ratio (%)	—	0.9	0.8	—	1.0
Interest-coverage ratio (times)	377.1	418.5	591.3	283.0	461.9

Equity ratio (%) : shareholders' equity/total assets
Market value equity ratio : total market capitalization/total assets
Interest-bearing debt to cash flows ratio (Year-end) : interest-bearing debt/cash flow
Interest-bearing debt to cash flows ratio (Interim period) : interest-bearing debt/cash flow x 2
Interest-coverage ratio : cash flow/interest payments

* All of the figures in the aforementioned indices were calculated on a consolidated basis.
* Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total number of outstanding shares at the end of the term (excluding treasury stock).
* Cash flows were shown as an operating cash flow (prior to interest paid and income taxes paid deductions) in the consolidated statements of cash flows.
* Interest-bearing debt refers to all debt posted in the consolidated balance sheet upon which interest is paid.
* The amount of paid interest column in the consolidated statements of cash flows was treated as an interest payment in the calculations above.

3. Basic Profit Distribution Principles and Dividends for the Fiscal Year under Review

With regard to income distribution, we aim to expand the return of profit for all shareholders. Taking due account of short-term fluctuation in earnings by the effect of a flu epidemic as well as medium-to-long-term strategic investment funding needs and earnings prospects, while continuing to base dividend payments on consolidated results for each period, we aim to ensure a consolidated dividend payout ratio of 30% or more on average.

In addition, internal reserves will be used to fund R&D activities in Japan and around the world as well as for making capital investments related to new products to further enhance corporate value.

Note that interim dividends were ¥15 per share.

4. Business Risks

Chugai's corporate performance is subject to major impact from a range of possible future events. Below, we list what we consider the principal sources of risk to the development of our business. We recognize the possibility of these risk events actually occurring, and have prepared policies to forestall such risks and take appropriate measures when they do occur.

The future risks identified in this section are based on assessments made by the Company as of the end of the interim period under review.

(1) New Product Development

With the goal of becoming a top Japanese pharmaceutical manufacturer capable of continuously delivering innovative new drugs, Chugai aggressively pursues R&D in Japan and overseas. Our development pipeline is well stocked, especially in the fields of oncology, bone and joint diseases, and renal diseases. However, it will not be possible to bring all of them smoothly through to the market from the R&D stages, and we expect to have to abandon development in some cases. When such a situation occurs, there is a possibility of major impact on our business performance and financial position, depending on the product under development.

(2) Changes in Product Environments

In recent years, there have been rapid technological advancements in the pharmaceutical industry, and the Company faces fierce competition from pharmaceutical companies in Japan and overseas. The Company's business performance and financial status may be significantly affected by changes in product environments caused by the sale of competing products and generic products and also by changes in contracts entered into by the Company for the marketing agreement or the licensing of technologies.

(3) Side Effects

Medical products are approved in Japan by the Ministry of Health, Labour and Welfare after stringent screening. However, advances in science and technology and years of careful post-marketing monitoring of pharmaceutical product use mean that side effects are discovered in a good number of drugs. In cases where unexpected side effects occur after marketing, there is a risk of significant impact on our business performance and financial position.

(4) Reform of Japan's medical system

Japan's medical insurance system is being reformed against a backdrop of rapid demographic change, with a falling birthrate and increasing numbers of aged citizens. As part of this process, measures are being taken to curb medical expenses. Revisions have been made to the system of reimbursement of medical fees, and debate is continuing in such areas as drug price reform. The Company's business performance could be significantly affected by future developments in medical system reform, including drug price reform.

(5) Intellectual Property (IP) Rights

The Company recognizes that it applies intellectual property rights in pursuing its business activities, and takes care to distinguish its own proprietary intellectual property rights and licensing arrangements recognized under law. However, the possibility remains of our infringing on third-party intellectual property rights without being aware of the fact. Major disputes over intellectual property rights relating to our business could have major impact on our business performance.

(6) Inventory from Roche

In line with its alliance with Roche, we are the only pharmaceutical partner of Roche in the Japanese market and buy inventory raw materials and other items from Roche. This inventory includes items that Roche may not be able to secure in sufficient quantities when they are in short supply for production in the event of a sudden outbreak of a new type of influenza or some other cases. Should Chugai suffer such an inventory shortage, it could have a major impact on the Company's operating results and financial position.

(7) Foreign Exchange-Rate Fluctuations

The Company's business activities include export and import transactions denominated in foreign currencies. The Company protects itself against exchange-rate and similar risks through hedging contracts, but it is impossible to completely eliminate such risks, and there is a possibility of non-negligible adverse effects on the Company's business results and financial position from such risks.

Outline of Chugai Group

The Group consists of the Company submitting the consolidated financial statements, 18 subsidiaries, one affiliated company, and one subsidiary of the parent company. The major businesses conducted by the Group and how companies in the Group are positioned in relation to those businesses are summarized in the diagram below.



PHARMACEUTICAL SEGMENT
(As of June 30, 2008)
<Domestic>
<Overseas>
<R&D>
*Chugai Research Institute for Medical Science, Inc.
(Research and development of pharmaceuticals)
*Chugai Clinical Research Center Co., Ltd.
(Clinical research for pharmaceuticals)
##Forerunner Pharma Research Co., Ltd.
(Research of pharmaceuticals)
<Production>
*Chugai Pharma Manufacturing Co., Ltd.
(Contract production of pharmaceuticals)
<Others>
*Chugai Business Support Co., Ltd.
(Administrative support service)
*Chugai Distribution Co., Ltd.
(Storage and transportation)
*Medical Culture Inc.
(Literature documentation)
##Eiko Kasei Co., Ltd.
(Discontinued after business transfer)
Contract research
Contract production
Other contract operation
CHUGAI PHARMACEUTICAL CO., LTD.
Raw materials
Collaborative research
Contract research
Products
Other contract operation
<R&D, Production, Sales>
-F. Hoffmann-La Roche Ltd.
(Research and development, production and sales of pharmaceuticals)
<R&D>
*Chugai Pharma U.S.A., LLC
(Clinical development and submission of applications for new drugs in the US)
*Chugai Pharma Europe Ltd.
(Clinical development and submission of applications for new drugs in Europe)
#C&C Research Laboratories
(Research and development of pharmaceuticals in Korea)
##PharmaLogicals Research Pte. Ltd.
(Research of pharmaceuticals in Singapore)
<Sales>
*Chugai Pharma Marketing Ltd.
(Sales administration/Sales of pharmaceuticals in Europe)
*Chugai Pharma U.K. Ltd.
(Sales of pharmaceuticals in the UK)
*Chugai Pharma France S.A.S.
(Sales of pharmaceuticals in France)
*CHUGAI sanofi-aventis S.N.C.
(Import and sales of pharmaceuticals, clinical development and submission of applications for new drugs in Europe)
*Chugai Pharma Taiwan Ltd.
(Import and sales of pharmaceuticals in Taiwan)
<Others>
*Chugai U.S.A., Inc.
(Holding company/ Business administration in the US)
*Chugai Pharma (Shanghai) Consulting Co., Ltd.
(Provision of medical information on drugs in China)
* Consolidated subsidiaries
Subsidiary not consolidated nor accounted for by the equity method
Affiliated companies not accounted for by the equity method
- Subsidiary of the parent company

- There is no company listed on a stock exchange.
- We have omitted disclosure about the status of affiliated companies since there have not been any material changes since we disclosed the status of affiliated companies in our most recent report on securities filed on March 27, 2008.

Management Principles and Goals

1. Basic Management Principles

In line with its strategic alliance with the world-leading pharmaceutical company Roche, Chugai Pharmaceutical has established "dedicating itself to adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world" as its mission and "becoming a top Japanese pharmaceutical company by providing a continuous flow of innovative new drugs domestically and internationally" as its fundamental management objective.

As we work to achieve these goals, we will carry out our business activities in line with our core values of "putting patients and customers first" and "committing to the highest ethical and moral standards as befits a company involved in the healthcare industry."

We firmly believe that putting these Basic Management Principles into practice is key to boosting the corporate value of the Chugai Group as well as the best way to meet the expectations of customers, shareholders, and all other stakeholders, and will redouble efforts to realize them.

2. Target Management Indices

From the perspective of maximizing shareholder value through increased growth and productivity, the Company considers consolidated revenues and consolidated operating income to be important management indicators.

The specific goals that we are working to attain under the Mid-Term Business Plan "Sunrise 2012" for fiscal year 2008 through fiscal year 2012, are consolidated revenues of ¥460 billion and consolidated operating income of ¥80 billion for the fiscal year ending December 31, 2012.

3. Medium Term Business Strategy

As a tightly focused prescription pharmaceuticals company, we are concentrating on reinforcing our unique foundation in R&D that is driven by the most advanced technologies. At the same time, our efforts to build a top-caliber competitive franchise in Japan by working with our strategic partner Roche to enhance our clinical development pipeline and product lineup are moving forward.

Chugai's new Mid-Term Business Plan "Sunrise 2012" for fiscal 2008 through fiscal 2012 aims to enhance and expand the Company's competitive advantage by leveraging its strengths and close collaborative relationship with Roche as well as to further expand business through the development and marketing of innovative drugs in Japan and overseas.

4. Future Tasks

Chugai aims to dramatically bolster the competitiveness of its R&D, manufacturing, marketing, and sales operations as well as to achieve a high rate of growth. We have identified (1) continued development and acquisition of innovative new drugs, (2) maximization of product value, and (3) overseas expansion as key tasks.

(1) Continued Development and Acquisition of Innovative New Drugs

The Company has worked to create innovative drugs through research into antibody drugs, which is one of the strengths of the Company, and also by leveraging our alliance with Roche to search for new small-molecular drugs.

Going forward, we intend to work toward the further development of our product pipeline by aggressively introducing promising development candidates from Roche and further improving our technical standards through measures including the strengthening of networks with academic institutions, venture companies, and other pioneering companies.

(2) Maximization of Product Value

Under its alliance with Roche, Chugai has achieved substantial growth in the domestic market. Going forward, Chugai is aiming to maximize product value and further increase its presence in such priority fields as cancer treatment through the further strengthening of strategic marketing efforts and an integrated approach to meeting the needs of the medical community, from the early stages of R&D through the post-launch of products.

(3) Overseas Expansion

Overseas development will be a vital task as we work to accelerate our growth going forward. In Europe and the United States, we will work with Roche to rapidly launch and promote the market penetration Actemra, for which the application process has been completed in those two geographic regions, and aim to achieve growth in overseas markets by developing and launching other innovative new drugs thereafter.

Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of June 30, 2007			As of June 30, 2008			As of December 31, 2007 (condensed)		
Assets			%			%			%
I Current assets:									
Cash and deposits		71,471			72,616			73,167	
Trade notes and accounts receivable		99,026			93,486			107,012	
Marketable securities		65,984			65,945			65,547	
Inventories		61,381			63,863			55,186	
Deferred tax assets		15,589			19,798			20,467	
Other		6,817			7,674			8,478	
Reserve for doubtful accounts		(53)			(51)			(53)	
Total current assets		320,218	71.1		323,333	70.0		329,807	71.9
II Fixed assets:									
1. Tangible fixed assets:									
Buildings and structures	98,627			112,022			108,279		
Accumulated depreciation	60,865	37,762		65,117	46,905		62,806	45,472	
Machinery and vehicles	60,686			75,107			68,522		
Accumulated depreciation	47,642	13,043		53,208	21,898		49,916	18,605	
Furniture and fixtures	33,449			34,718			33,721		
Accumulated depreciation	27,014	6,435		28,124	6,593		27,214	6,506	
Land		9,927			9,927			9,927	
Construction in progress		24,402			15,864			11,983	
Total tangible fixed assets		91,570			101,189			92,495	
2. Intangible fixed assets:									
Software		3,241			3,177			2,652	
Other		1,360			787			1,071	
Total intangible fixed assets		4,601			3,965			3,724	
3. Investments and other assets:									
Investment securities		18,107			19,059			16,832	
Long-term loans		87			52			64	
Deferred tax assets		8,197			8,648			8,991	
Other		8,082			5,982			7,269	
Reserve for doubtful accounts		(251)			(247)			(243)	
Total investments and other assets		34,224			33,495			32,915	
Total fixed assets		130,396	28.9		138,650	30.0		129,134	28.1
Total assets		450,615	100.0		461,984	100.0		458,942	100.0

(Millions of Yen)

Accounts	As of June 30, 2007	%	As of June 30, 2008	%	As of December 31, 2007 (condensed)	%
Liabilities		%		%		%
I Current liabilities:						
Trade notes and accounts payable	24,507		22,247		17,325	
Bonds maturing within one year	—		300		300	
Convertible bonds maturing within one year	—		11		42	
Other payables	12,100		10,129		5,201	
Accrued income taxes	12,162		10,368		16,325	
Accrued consumption taxes	1,221		42		1,164	
Accrued expenses	9,743		10,848		17,635	
Reserve for bonuses to employees	4,009		4,200		4,534	
Reserve for bonuses to directors	98		103		198	
Reserve for sales rebates and other items	2,576		2,166		4,090	
Other	2,646		1,968		2,979	
Total current liabilities	69,066	15.3	62,386	13.5	69,797	15.2
II Fixed liabilities:						
Bonds with warrants	300		—		—	
Convertible bonds	46		—		—	
Deferred tax liabilities	4		1		2	
Reserve for employees' retirement benefits	3,284		2,207		2,604	
Reserve for directors' retirement benefits	587		712		633	
Other	60		124		106	
Total fixed liabilities	4,283	1.0	3,045	0.7	3,346	0.7
Total liabilities	73,349	16.3	65,432	14.2	73,144	15.9

(Millions of Yen)

Accounts	As of June 30, 2007	%	As of June 30, 2008	%	As of December 31, 2007 (condensed)	%
Net assets						
I Shareholders' equity:						
1. Common stock	72,945	16.2	72,963	15.8	72,947	15.9
2. Additional paid-in capital	92,794	20.6	92,811	20.1	92,796	20.2
3. Retained earnings	237,334	52.7	258,797	56.0	248,098	54.1
4. Treasury stock, at cost	(35,139)	(7.8)	(35,111)	(7.6)	(35,108)	(7.7)
Total shareholders' equity	367,934	81.7	389,460	84.3	378,733	82.5
II Valuation and translation adjustments:						
1. Net unrealized gain on securities	3,811	0.8	3,210	0.7	2,757	0.6
2. Foreign currency translation adjustments	3,226	0.7	1,304	0.3	1,944	0.5
Total valuation and translation adjustments	7,037	1.5	4,514	1.0	4,701	1.1
III New share warrants	46	0.0	233	0.0	139	0.0
IV Minority interests	2,247	0.5	2,343	0.5	2,222	0.5
Total net assets	377,266	83.7	396,552	85.8	385,797	84.1
Total liabilities and net assets	450,615	100.0	461,984	100.0	458,942	100.0

Consolidated Statements of Income

(Millions of Yen)

Accounts	First Half of FY 2007.12 (Jan. 1, 2007 – June 30, 2007)			First Half of FY 2008.12 (Jan. 1, 2008 – June 30, 2008)			FY 2007.12 (Jan. 1, 2007 – Dec. 31, 2007) (condensed)		
			%			%			%
I Revenues									
Sales	163,391			144,888			332,943		
Royalties and other operating income	7,485	170,877	100.0	988	145,877	100.0	11,864	344,808	100.0
II Cost of sales:		68,434	40.0		56,298	38.6		137,293	39.8
Gross profit		102,442	60.0		89,578	61.4		207,514	60.2
III Selling, general and administrative expenses:									
Sales promotion expenses	5,722			5,974			13,066		
Salaries and benefits	12,264			13,359			27,264		
Reserve for bonuses	2,370			2,521			2,700		
R&D expenses	25,692			24,245			54,243		
Other	20,613	66,663	39.0	20,355	66,456	45.6	43,537	140,812	40.8
Operating income		35,779	20.9		23,122	15.9		66,702	19.3
IV Non-operating income:									
Interest income	592			810			1,345		
Dividend income	56			64			98		
Life insurance dividends received	314			332			314		
Gain on foreign exchange	—			234			575		
Gain on derivatives	491			183			368		
Insurance income received	328			—			—		
Other	632	2,415	1.4	810	2,436	1.7	1,610	4,312	1.3
V Non-operating expenses:									
Interest expense	103			67			176		
Loss on disposal of fixed assets	119			95			326		
Loss on inventories	294			870			2,236		
Loss on foreign exchange	507			—			—		
Other	418	1,444	0.8	206	1,239	0.8	587	3,327	1.0
Recurring profit		36,750	21.5		24,319	16.7		67,687	19.6
VI Extraordinary gain:									
Gain on sales of fixed assets	—			403			—		
Gains on the liquidation of affiliates	293			—			293		
Gains on settlement of co-development costs	—			6,340			—		
Subsidies received	—	293	0.2	500	7,244	5.0	—	293	0.1

(Millions of Yen)

Accounts	First Half of FY 2007.12 (Jan. 1, 2007 – June 30, 2007)			First Half of FY 2008.12 (Jan. 1, 2008 – June 30, 2008)			FY 2007.12 (Jan. 1, 2007 – Dec. 31, 2007) (condensed)		
VII Extraordinary loss:			%			%			%
Loss on sales of fixed assets	—			0			—		
Impairment loss	13			7			32		
Loss on office realignment costs	1,099			186			1,520		
Retirement benefit expenses	—			107			—		
Loss on revaluation of investment securities	—	1,112	0.7	19	321	0.2	—	1,553	0.5
Income before income taxes and minority interests		35,931	21.0		31,241	21.4		66,427	19.3
Income taxes:									
Current	14,782			10,792			30,386		
Deferred	(875)	13,906	8.1	696	11,488	7.9	(5,849)	24,537	7.1
Minority interests		915	0.5		880	0.6		1,829	0.5
Net income		21,109	12.4		18,872	12.9		40,060	11.6

Consolidated Statements of Changes in Net Assets

First Half of FY 2007.12 (Jan. 1, 2007 – June 30, 2007) (Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of Dec. 31, 2006	72,893	92,747	226,209	(7,590)	384,258
Changes:					
New stocks issuance	52	52			104
Dividends paid			(9,974)		(9,974)
Interim net income			21,109		21,109
Purchase of treasury stocks				(27,605)	(27,605)
Disposition of treasury stocks		(5)	(10)	56	41
Net changes except for shareholders' equity					
Net changes	52	47	11,125	(27,548)	(16,323)
Balance as of June 30, 2007	72,945	92,794	237,334	(35,139)	367,934

(Millions of Yen)

	Valuation and translation adjustments			New share warrants	Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments			
Balance as of Dec. 31, 2006	3,236	2,103	5,339	–	2,006	391,604
Changes:						
New stocks issuance						104
Dividends paid						(9,974)
Interim net income						21,109
Purchase of treasury stocks						(27,605)
Disposition of treasury stocks						41
Net changes except for shareholders' equity	574	1,123	1,697	46	241	1,985
Net changes	574	1,123	1,697	46	241	(14,338)
Balance as of June 30, 2007	3,811	3,226	7,037	46	2,247	377,266

First Half of FY 2008.12 (Jan. 1, 2008 – June 30, 2008)

(Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of Dec. 31, 2007	72,947	92,796	248,098	(35,108)	378,733
Changes:					
New stocks issuance	15	15			30
Dividends paid			(8,172)		(8,172)
Interim net income			18,872		18,872
Purchase of treasury stocks				(5)	(5)
Disposition of treasury stocks			(1)	2	1
Net changes except for shareholders' equity					
Net changes	15	15	10,698	(3)	10,726
Balance as of June 30, 2008	72,963	92,811	258,797	(35,111)	389,460

(Millions of Yen)

	Valuation and translation adjustments			New share warrants	Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments			
Balance as of Dec. 31, 2007	2,757	1,944	4,701	139	2,222	385,797
Changes:						
New stocks issuance						30
Dividends paid						(8,172)
Interim net income						18,872
Purchase of treasury stocks						(5)
Disposition of treasury stocks						1
Net changes except for shareholders' equity	452	(639)	(186)	93	121	27
Net changes	452	(639)	(186)	93	121	10,754
Balance as of June 30, 2008	3,210	1,304	4,514	233	2,343	396,552

FY 2007.12 (Jan. 1, 2007 – Dec. 31, 2007) (Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of Dec. 31, 2006	72,893	92,747	226,209	(7,590)	384,258
Changes:					
New stocks issuance	54	54			108
Dividends paid			(18,146)		(18,146)
Net income			40,060		40,060
Purchase of treasury stocks				(27,614)	(27,614)
Deposition of treasury stocks		(5)	(25)	97	66
Net changes except for shareholders' equity					
Net changes	54	49	21,889	(27,517)	(5,524)
Balance as of Dec. 31, 2007	72,947	92,796	248,098	(35,108)	378,733

(Millions of Yen)

	Valuation and translation adjustments			New share warrants	Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments			
Balance as of Dec. 31, 2006	3,236	2,103	5,339	—	2,006	391,604
Changes:						
New stocks issuance						108
Dividends paid						(18,146)
Net income						40,060
Purchase of treasury stocks						(27,614)
Deposition of treasury stocks						66
Net changes except for shareholders' equity	(478)	(159)	(637)	139	215	(281)
Net changes	(478)	(159)	(637)	139	215	(5,806)
Balance as of Dec. 31, 2007	2,757	1,944	4,701	139	2,222	385,797

Consolidated Statements of Cash Flows

(Millions of Yen)

Accounts	First Half of FY 2007.12 (Jan. 1, 2007 – June 30, 2007)	First Half of FY 2008.12 (Jan. 1, 2008 – June 30, 2008)	FY 2007.12 (Jan. 1, 2007– Dec. 31, 2007) (condensed)
I Cash flows from operating activities:			
Income before income taxes and minority interests	35,931	31,241	66,427
Depreciation and amortization	6,657	9,292	14,913
Impairment loss	13	7	32
Increase (decrease) in reserve for employees' retirement benefits	(860)	(391)	(1,534)
Interest and dividend income	(649)	(874)	(1,444)
Interest expense	103	67	176
Loss (gain) on disposal of fixed assets	119	95	326
Loss (gain) on sales of fixed assets	31	(403)	34
Loss (gain) on sales and revaluation of investment securities	22	19	21
Decrease (increase) in notes and accounts receivable	7,014	13,344	(1,257)
Decrease (increase) in inventories	332	(8,876)	6,174
Increase (decrease) in notes and accounts payable	(3,700)	5,039	(10,709)
Increase (decrease) in accrued consumption tax	1,184	(1,815)	1,128
Other	(3,858)	(7,581)	5,639
Subtotal	42,342	39,166	79,929
Interest and dividends received	670	793	1,365
Interest paid	(102)	(67)	(176)
Income taxes paid	(9,424)	(16,402)	(20,754)
Net cash provided by (used in) operating activities	33,486	23,489	60,364
II Cash flows from investing activities:			
Purchases of marketable securities	(99,933)	(107,932)	(225,852)
Proceeds from sales of marketable securities	115,900	109,500	242,900
Purchases of investment securities	(3,003)	(3,502)	(3,504)
Proceeds from sales of investment securities	1,333	—	1,335
Purchases of fixed assets	(8,243)	(13,266)	(22,596)
Proceeds from sales of fixed assets	129	488	191
Net decrease (increase) in short-term loans	(1)	—	2
Net decrease (increase) in long-term loans	0	17	14
Net cash provided by (used in) investing activities	6,183	(14,695)	(7,509)
III Cash flows from financing activities:			
Redemption of bonds	(0)	(0)	(0)
Net decrease (increase) in treasury stock	(27,548)	(4)	(27,517)
Cash dividends paid	(9,974)	(8,165)	(18,136)
Cash dividend paid to minority interests	—	(639)	(1,519)
Net cash provided by (used in) financing activities	(37,523)	(8,810)	(47,173)
IV Effect of exchange rate changes on cash and cash equivalents	992	(653)	(291)
V Net increase (decrease) in cash and cash equivalents	3,138	(669)	5,390
VI Cash and cash equivalents at beginning of period	68,332	73,723	68,332
VII Cash and cash equivalents at end of period	71,471	73,053	73,723

Change in Accounting Policies

First Half of FY 2007.12 (Jan. 1, 2007 - Jun. 30, 2007)	First Half of FY 2008.12 (Jan. 1, 2008 - Jun. 30, 2008)	FY 2007.12 (Jan. 1, 2007 - Dec. 31, 2007)
----------	Method of depreciation (1) Attendant with revisions to the corporate tax code, the Company and its domestic subsidiaries have changed from the second half of the previous fiscal period the depreciation method we use for all tangible fixed assets aside from buildings (excluding facilities installed in said buildings) acquired from April 1, 2007, based on the amended corporate tax code. In addition, because of the time required to change over our depreciation system, we employed existing depreciation methods for the first half of the previous consolidated fiscal year. However, if the same methods we use in the current consolidated interim period were applied in the previous fiscal half, the impact on earnings would be immaterial. (2) Attendant with revisions to the corporate tax code, for the Company and its domestic subsidiaries' all tangible fixed assets aside from buildings (excluding facilities installed in said buildings) acquired on or before March 31, 2007, the difference between 5% of their acquisition value under the previous corporate tax code and the nominal memorandum value, is depreciated in equal amounts over a five-year period. As a result of these changes, operating profit, recurring profit, and income before income taxes and minority interests have fallen by ¥208 million, respectively.	Method of depreciation Attendant with revisions to the corporate tax code, the Company and its domestic subsidiaries have changed from the fiscal period under review the depreciation method we use for all tangible fixed assets aside from buildings (excluding facilities installed in said buildings) acquired from April 1, 2007, based on the amended corporate tax code. As a result of these changes, operating profit, recurring profit, and income before income taxes and minority interests have fallen by ¥362 million, respectively. In addition, because of the time required to change over our depreciation system, we employed existing depreciation methods for the first half of the current consolidated fiscal year. However, if the same methods we plan to use in the full consolidated fiscal year were applied in the fiscal half, the impact on earnings would be immaterial.
Foreign currency translation The Company has been translating earnings and expenses at overseas subsidiaries into yen terms based on spot rates in the foreign currency exchange market on the settlement date of the interim period, but we have switched to using the averages of foreign currency exchange rates in the interim period under review as our method for foreign currency translation into yen terms. The Company has changed to this accounting policy to properly reflect in our consolidated financial statements profits/losses that occur throughout the accounting period by using an average of the impact of temporary movements in foreign currency exchange rates on periodic profits/losses. As a result of this change, compared with our previous method, revenues is ¥545 million lower, operating income is ¥186 million lower, recurring profit is ¥202 million lower, and income before income taxes and minority interests is ¥179 million lower.	----------	Foreign currency translation The Company has been translating earnings and expenses at overseas subsidiaries into yen terms based on spot rates in the foreign currency exchange market at the balance sheet date, but we have switched to using the averages of foreign currency exchange rates in the fiscal year under review as our method for foreign currency translation into yen terms. The Company has changed to this accounting policy to properly reflect in our consolidated financial statements profits/losses that occur throughout the accounting period by using an average of the impact of temporary movements in foreign currency exchange rates on periodic profits/losses. As a result of this change, compared with our previous method, revenues is ¥1,249 million higher, operating income is ¥408 million higher, recurring profit is ¥486 million higher, and income before income taxes and minority interests is ¥447 million higher.
Accounting standards relating to stock options From the interim period under review, the Company has adopted a new accounting standard, "Accounting Standard for Stock Options" (Accounting Standard Statement, No. 8, issued on December 27, 2005) and "Guidance on Accounting Standard for Stock Options" (Accounting Standard Guidance, No.11, issued on May 31, 2006). Based on the adoption of these, operating income, recurring profit, and income before income taxes and minority interests were ¥46 million lower respectively.	----------	Accounting standards relating to stock options From the fiscal period under review, the Company has adopted a new accounting standard, "Accounting Standard for Stock Options" (Accounting Standard Statement, No. 8, issued on December 27, 2005) and "Guidance on Accounting Standard for Stock Options" (Accounting Standard Guidance, No.11, issued on May 31, 2006). Based on the adoption of these, operating income, recurring profit, and income before income taxes and minority interests were ¥139 million lower respectively.

First Half of FY 2007.12 (Jan. 1, 2007 - Jun. 30, 2007)	First Half of FY 2008.12 (Jan. 1, 2008 - Jun. 30, 2008)	FY 2007.12 (Jan. 1, 2007 - Dec. 31, 2007)
Change in booking classification for revenues from patent rights Regarding revenues from patent rights fees and licensing agreement fees, the Company has recorded these on the consolidated income statement either as a part of non-operating income or extraordinary profit, but attendant with the steady progress of and our proactive efforts in R&D activities, we expect the licensing out of our research results to yield a steady stream of related income in the future. In view of the increasing importance of this income in terms of monetary size, we will book this income as a part of revenues starting from the interim period under review. As a result of this change, compared with reported figures under the standard we applied previously, both revenues and operating income increased by ¥7,485 million and recurring profit increased by ¥6,869 million. This change did not impact income before income taxes and minority interests.	---------------	Change in booking classification for royalties and other operating income Regarding revenues from patent rights fees and licensing agreement fees, the Company has recorded these on the consolidated income statement either as a part of non-operating income or extraordinary profit, but attendant with the steady progress of and our proactive efforts in R&D activities, we expect the licensing out of our research results to yield a steady stream of related income in the future. In view of the increasing importance of this income in terms of monetary size, we will book this income as a part of revenues starting from the fiscal period under review. As a result of this change, compared with reported figures under the standard we applied previously, both revenues and operating income increased by ¥11,864 million and recurring profit increased by ¥10,941 million. This change did not impact income before income taxes and minority interests.

Change in Presentation

First Half of FY 2007.12 (Jan. 1, 2007 - Jun. 30, 2007)	First Half of FY 2008.12 (Jan. 1, 2008 - Jun. 30, 2008)
(Consolidated Statements of Income) 1. Legal costs "Legal costs" were disclosed as a separate line item on the income statement until the previous consolidated interim period, but since "Legal costs" have fallen below one-tenth of total non-operating income, we disclose "Legal costs" in the "Other" item under "Non-operating income" starting from this consolidated interim period. In addition, "Legal costs" in the current consolidated interim period that were included in the "Other" item under "Non-operating income" were ¥71 million.	(Consolidated Statements of Income) 1. ————
2. Insurance income received "Insurance income received" was included in the "Other" item under "Non-operating income" on the income statement until the previous consolidated interim period, but since "Insurance income received" exceeded one-tenth of total non-operating income, we will disclose "Insurance income received" as a separate line item starting from this consolidated interim period. In addition, "Insurance income received" in the previous consolidated interim period that was included in the "Other" item under "Non-operating income" was ¥8 million.	2. Insurance income received "Insurance income received" was disclosed as a separate line item on the income statement until the previous consolidated interim period, but since "Insurance income received" has fallen below one-tenth of total non-operating income, we will disclose "Insurance income received" in the "Other" item under "Non-operating income" starting from this consolidated interim period. In addition, "Insurance income received" in the current consolidated interim period that was included in the "Other" item under "Non-operating income" was ¥3 million.

Subsequent Events

First Half of FY 2007.12 (Jan. 1, 2007 - Jun. 30, 2007)	First Half of FY 2008.12 (Jan. 1, 2008 - Jun. 30, 2008)	FY 2007.12 (Jan. 1, 2007 - Dec. 31, 2007)
Our marketing tie-up with sanofi-aventis K.K. to market seven of its products will end on December 31, 2007, and we signed a memorandum of understanding on July 31, 2007 that returns the distribution rights for these seven products to sanofi-aventis K.K. when the current tie-up expires. In the previous consolidated fiscal year, these seven products generated sales of ¥12,926 million.	On July 30 (Eastern Daylight Time), 2008, the Company concluded a toll manufacturing and supply agreement for the bulk drug substance of Actemra, a humanized anti-human IL-6 receptor monoclonal antibody, with Genentech, Inc., which is majority-owned by Roche. A detailed analysis based on the demand estimate for Actemra revealed that additional investment in manufacturing facilities for bulk drug substance would become necessary in the near future. Together with the consideration of location risk with all manufacturing processes being performed at a single plant in Japan, it was concluded that outsourcing the manufacture of bulk drug substance to Genentech, which has leading experience in manufacturing and supplying antibody drugs, would be the preferred approach.	----------------

Fiscal Year 2008.12
Supplementary Materials for Consolidated Interim Financial Results
Period Ended June 30, 2008


CHUGAI

CHUGAI PHARMACEUTICAL CO., LTD.


Roche

A member of the Roche group

Financial Highlights

(Millions of Yen)

		First Half of FY2006.12	First Half of FY2007.12	First Half of FY2008.12		FY2007.12	FY2008.12 (Forecasts) [3,4]
					Change (%)		
Revenues	[1]	152,624	170,877	145,877	(14.6)	344,808	326,000
Cost of sales	[2]	60,067	68,434	56,298	(17.7)	137,293	130,000
	(%)	39.4	40.0	38.6		39.8	39.9
SG&A expenses		38,449	40,970	42,210	3.0	86,569	94,500
	(%)	25.2	24.0	28.9		25.1	29.0
R&D expenses		26,694	25,692	24,245	(5.6)	54,243	53,500
	(%)	17.5	15.0	16.6		15.7	16.4
Operating income		27,412	35,779	23,122	(35.4)	66,702	48,000
	(%)	18.0	20.9	15.9		19.3	14.7
Recurring profit		29,840	36,750	24,319	(33.8)	67,687	49,000
	(%)	19.6	21.5	16.7		19.6	15.0
Net income		18,793	21,109	18,872	(10.6)	40,060	33,000
	(%)	12.3	12.4	12.9		11.6	10.1

Notes:
1. Revenues include royalties and other operating income, starting from the fiscal year 2007.
2. Cost of sales includes the provision for returned goods.
3. The assumed exchange rates for the period ending December 31, 2008, are 1US$=¥105, 1€=¥163, 1GBP=¥210 and 1CHF=¥103.
4. The financial forecasts for fiscal year 2008 are the revised forecasts released on July 31, 2008.

Extraordinary Gains and Losses

Extraordinary Gains

(Millions of Yen)

	Amount	Description
Gain on settlement of co-development costs	6,340	This gain arose from the signing of a new agreement with F. Hoffman-La Roche Ltd. regarding the sharing of co-development costs for Actemra.
Subsidies received	500	Subsidies were received for a new industrial development project accompanying the construction of a solid agent facility at the Fujieda Plant.
Gain on sales of fixed assets	403	Gains from the sale of real estate investments.

Extraordinary Losses

(Millions of Yen)

	Amount	Description
Loss on office realignment costs	186	Costs arose from the restructuring of manufacturing function, etc.
Retirement benefit expenses	107	The amount treated as expenses, accompanying the shift from the simplified method of calculating retirement obligations to the standard method of calculation at one of the Company's consolidated subsidiaries due to an increase in the number of employees.
Loss on revaluation of investment securities	19	Details omitted.
Impairment loss	7	Details omitted.
Loss on sales of fixed assets	0	Details omitted.

Statement of Revenues

(Billions of Yen)[*1]

Product Name		First Half of FY2006.12	First Half of FY2007.12	First Half of FY2008.12	Change (%)	FY2007.12	FY2008.12 (Forecasts)[*2]
Epogin		31.0	28.2	21.7	(23.0)	54.8	45.2
Neutrogin		16.5	18.7	18.7	0.0	39.2	38.5
Domestic		5.6	5.9	5.4	(8.5)	12.6	11.6
Herceptin		6.4	7.9	9.8	24.1	16.1	23.4
Rituxan		8.1	8.5	9.5	11.8	18.6	19.4
Sigmart		8.6	8.6	8.5	(1.2)	17.9	17.5
Domestic		7.3	7.2	7.3	1.4	15.2	15.3
Evista		5.8	7.2	7.5	4.2	16.0	17.2
Avastin	*3	–	0.3	7.1	2,266.7	3.5	19.0
Alfarol		7.0	6.8	6.7	(1.5)	14.4	14.2
Suvenyl		4.1	5.0	5.6	12.0	11.0	11.4
Kytril		6.0	6.3	5.4	(14.3)	13.6	11.2
Oxarol		3.5	3.9	4.7	20.5	8.7	9.5
Pegasys		3.0	2.4	4.1	70.8	6.3	9.0
Rocephin		2.6	2.7	2.8	3.7	5.7	6.0
Renagel		2.3	2.6	2.8	7.7	5.7	5.9
Xeloda		1.2	1.3	2.0	53.8	2.7	5.0
Tarceva	*4	–	–	2.0	–	0.2	4.3
Cellcept		1.4	1.6	1.9	18.8	3.5	3.8
Copegus	*5	–	0.6	1.8	200.0	2.0	4.3
Tamiflu		16.3	23.8	1.6	(93.3)	38.7	5.0
Actemra		0.2	0.2	0.9	350.0	0.5	8.1
Domestic		0.2	0.2	0.7	250.0	0.5	2.8
Femara	*6	0.1	0.4	0.7	75.0	1.0	1.6
Other	*7, 8	28.5	33.9	20.1	(40.7)	64.8	46.5
Total		152.6	170.9	145.9	(14.6)	344.8	326.0
Domestic		139.7	152.3	130.2	(14.5)	308.4	286.9
Overseas		13.0	18.6	15.7	(15.6)	36.4	39.1

Notes:
1. Figures are rounded to the nearest ¥100 million. The percentages are calculated based on the rounded numbers.
2. The financial forecasts for fiscal year 2008 are the revised forecasts released on July 31, 2008.
3. Launched in June 2007
4. Launched in December 2007
5. Launched in March 2007
6. Launched in May 2006
7. Starting from the fiscal year 2007, royalties and other operating income are included in the "Other" (7,500 million yen for Jan.-Jun. 2007; 11,900 million yen for Jan.-Dec. 2007; 1,000 million yen for Jan.-Jun. 2008.)
8. Sales of the products for which the marketing collaboration in Japan with sanofi-aventis K.K. ended on December 31, 2007, are included in the "Other" (6,200 million yen for Jan.-Jun. 2006; 5,900 million yen for Jan.-Jun. 2007; 11,200 million yen for Jan.-Dec. 2007.)

Balance Sheets

(Millions of Yen)

	As of June 30, 2006	As of June 30, 2007	As of June 30, 2008			As of December 31, 2007
				Change from June 30, 2007 (%)	Change from December 31, 2007 (%)	
Cash and Deposits	87,308	71,471	72,616	1.6	(0.8)	73,167
Trade Notes and Accounts Receivable	100,545	99,026	93,486	(5.6)	(12.6)	107,012
Marketable Securities	63,923	65,984	65,945	(0.1)	0.6	65,547
Inventories	46,122	61,381	63,863	4.0	15.7	55,186
Other Current Assets	17,631	22,353	27,421	22.7	(5.1)	28,893
Total Current Assets	315,532	320,218	323,333	1.0	(2.0)	329,807
Tangible Fixed Assets	77,640	91,570	101,189	10.5	9.4	92,495
Intangible Fixed Assets	5,799	4,601	3,965	(13.8)	6.5	3,724
Investments and Other Assets	35,399	34,224	33,495	(2.1)	1.8	32,915
Total Fixed Assets	118,840	130,396	138,650	6.3	7.4	129,134
Total Assets	434,372	450,615	461,984	2.5	0.7	458,942
Notes and Accounts Payable	19,301	24,507	22,247	(9.2)	28.4	17,325
Other Current Liabilities	30,771	44,558	40,138	(9.9)	(23.5)	52,472
Total Current Liabilities	50,072	69,066	62,386	(9.7)	(10.6)	69,797
Fixed Liabilities	6,105	4,283	3,045	(28.9)	(9.0)	3,346
Total Liabilities	56,178	73,349	65,432	(10.8)	(10.5)	73,144
Common Stock	72,891	72,945	72,963	0.0	0.0	72,947
Additional Paid-in Capital	92,743	92,794	92,811	0.0	0.0	92,796
Retained Earnings	213,233	237,334	258,797	9.0	4.3	248,098
Treasury Stock, at Cost	(7,608)	(35,139)	(35,111)	(0.1)	0.0	(35,108)
Valuation and Translation Adjustments	4,990	7,037	4,514	(35.8)	(4.0)	4,701
Share Warrant	–	46	233	400.0	66.7	139
Minority Interests	1,944	2,247	2,343	4.3	5.5	2,222
Total Net Assets	378,194	377,266	396,552	5.1	2.8	385,797
Total Liabilities and Net Assets	434,372	450,615	461,984	2.5	0.7	458,942

Commitment Line (Loan Framework) Contract

(Millions of Yen)

	Amount
Total Commitments	40,000
Commitments Used	–
Commitments Unused	40,000

Note: The Company maintains commitment line contracts with ten financial institutions.

Performance Indicators

	First Half of FY2006.12	First Half of FY2007.12	First Half of FY2008.12	FY2007.12	FY2008.12 (Forecasts) *2
Return on Equity (ROE) *1	5.0%	5.5%	4.9%	10.4%	–
Return on Assets (ROA) *1	6.7%	8.1%	5.3%	14.7%	–
Net Income per Share [Basic]	¥33.94	¥38.43	¥34.64	¥73.23	¥60.57
Net Income per Share [Fully Diluted]	¥33.88	¥38.38	¥34.62	¥73.16	–
Net assets per Share	¥679.02	¥688.29	¥723.10	¥703.80	–
Equity Ratio	86.6%	83.2%	85.3%	83.5%	–
Payout Ratio	–	–	–	41.0%	–

Note: 1. Interim ROE and ROA are not annualized.

2. The financial forecasts for fiscal year 2008 are the revised forecasts released on July 31, 2008.

Capital Expenditures

(Millions of Yen)

	First Half of FY2006.12	First Half of FY2007.12	First Half of FY2008.12	FY2007.12	FY2008.12 (Forecasts)
Capital Expenditures	2,937	11,827	17,903	19,609	26,000
Depreciation	5,659	5,875	8,642	13,349	18,000

Major Capital Investments

(The Company) (Millions of Yen)

Facilities (Location)	Description of investment	Planned investment		Fund raising method	Start of construction	Slated completion date
		Total amount	Investment to-date			
Ukima area (Kita-ku, Tokyo) Fujieda area (Fujieda-shi, Shizuoka)	Investigational drug synthesis and formulation facilities	9,000	8,729	Self-financing	December 2005	June 2008
Ukima area (Kita-ku, Tokyo)	Bio-product technology research building No.2	3,250	1,969	Self-financing	January 2007	January 2009

(Domestic Subsidiaries) (Millions of Yen)

Company name	Plants (Location)	Description of investment	Planned investment		Fund raising method	Start of construction	Slated completion date
			Total amount	Investment to-date			
Chugai Pharma Manufacturing Co., Ltd.	Fujieda Plant (Fujieda-shi, Shizuoka)	Solid pharmaceutical production lines and related facilities	22,900	19,347	Self-financing	August 2005	June 2009
Chugai Pharma Manufacturing Co., Ltd.	Utsunomiya Plant (Utsunomiya-shi, Tochigi)	Injection products building No.3	14,460	10,684	Self-financing	May 2007	September 2011

Cash Flows

(Millions of Yen)

	First Half of FY2006.12	First Half of FY2007.12	First Half of FY2008.12	FY2007. 12
Net Cash Provided by (Used in) Operating Activities	28,047	33,486	23,489	60,364
Net Cash Provided by (Used in) Investing Activities	(3,277)	6,183	(14,695)	(7,509)
Net Cash Provided by (Used in) Financing Activities	(12,168)	(37,523)	(8,810)	(47,173)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	326	992	(653)	(291)
Net Increase (Decrease) in Cash and Cash Equivalents	12,927	3,138	(669)	5,390
Cash and Cash Equivalents at Beginning of Period	74,380	68,332	73,723	68,332
Cash and Cash Equivalents at End of Period	87,308	71,471	73,053	73,723

Convertible Bonds

Type	Balance of unredeemed bonds [issued Amount]	Redemption period	Redemption price[*1]	Rate
No. 6 Series Unsecured Convertible Bonds	¥11 million [¥25,000 million]	November 1, 1996 - September 29, 2008	¥762.50	1.05%

Notes:
1. In connection with capital reduction with compensation, we adjusted the exercise price from ¥1,014.00 to ¥762.50 effective August 1, 2002.
2. The total amount of convertible bonds converted from January 1, 2008, through June 30, 2008, was ¥31 million. As a result of this conversion, the total number of shares outstanding increased by a total of 40,651.

Corporate Bonds

Type	Balance of Unredeemed Bonds [Issued Amount]	Exercise Period	Exercise Price	Rate
No.1 Series Bonds with Warrants	¥300 million [¥43,883 million]	October 1, 2002 - September 29, 2008	¥1,338.5108	0.8969%

Note: Corporate bonds were not converted from January 1, 2008, through June 30, 2008.

Number of Employees

	As of June 30, 2006	As of June 30, 2007	As of June 30, 2008	As of December 31, 2007	As of December 31, 2008 (Forecasts)
Number of Employees	5,975	6,321	6,432	6,282	6,420

Note: Number of employees includes staff seconded to companies outside the Group.

For reference: Highlights (Non-consolidated)

(Millions of Yen)

	First Half of FY2006.12	First Half of FY2007.12	First Half of FY2008.12	FY2007.12
Revenues *1	146,538	163,221	138,251	329,203
Cost of Sales *2	59,653	69,797	58,523	139,397
(%)	40.7	42.8	42.3	42.3
SG&A Expenses	35,827	37,703	38,712	80,013
(%)	24.4	23.1	28.0	24.3
R&D Expenses	26,872	25,247	24,292	53,323
(%)	18.3	15.5	17.6	16.2
Operating Income	24,186	30,472	16,722	56,469
(%)	16.5	18.7	12.1	17.2
Recurring Profit	27,281	32,103	17,636	57,355
(%)	18.6	19.7	12.8	17.4
Net Income	17,602	19,641	14,970	33,788
(%)	12.0	12.0	10.8	10.3
Return on Equity (ROE) *3	4.9%	5.3%	4.1%	9.1%
Return on Assets (ROA) *3	6.5%	7.4%	4.1%	13.2%
Net Income per Share [Basic]	¥31.79	¥35.76	27.48 円	¥61.77
Net Income per Share [Fully Diluted]	¥31.73	¥35.71	27.47 円	¥61.71
Net Assets per Share	¥660.21	¥658.12	680.48 円	¥667.17
Dividends per Share	¥12.00	¥15.00	¥15.00	¥30.0
Payout Ratio	–	–	–	48.6%
Equity Ratio	86.7%	83.7%	86.4%	84.4%
Capital Expenditures	2,617	2,626	4,010	8,301
Depreciation	4,463	3,056	3,827	7,037
Number of Employees *4	5,183	5,412	5,401	5,356

Notes:
1. Revenues include royalties and other operating income, starting from the fiscal year 2007.
2. Cost of sales includes the provision for returned goods.
3. Interim ROE and ROA values are not annualized.
4. Number of employees includes staff seconded to subsidiaries and other companies.

For reference: Statement of Revenues (Non-Consolidated)

(Billions of Yen)[*1]

Product Name	First Half of FY2006.12	First Half of FY2007.12	First Half of FY2008.12		FY2007.12
				Change (%)	
Epogin	31.0	28.2	21.7	(23.0)	54.8
Herceptin	6.4	7.9	9.8	24.1	16.1
Rituxan	8.1	8.5	9.5	11.8	18.6
Evista	5.8	7.2	7.5	4.2	16.0
Sigmart	7.3	7.2	7.3	1.4	15.2
Avastin *2	–	0.3	7.1	2,266.7	3.5
Alfarol	7.0	6.8	6.7	(1.5)	14.3
Suvenyl	4.1	5.0	5.6	12.0	11.0
Kytril	6.0	6.3	5.4	(14.3)	13.6
Neutrogin	5.6	5.9	5.4	(8.5)	12.6
Oxarol	3.5	3.9	4.7	20.5	8.7
Pegasys	3.0	2.4	4.1	70.8	6.3
Rocephin	2.6	2.7	2.8	3.7	5.7
Renagel	2.3	2.6	2.7	3.8	5.6
Xeloda	1.2	1.3	2.0	53.8	2.7
Tarceva *3	–	–	2.0	–	0.2
Cellcept	1.4	1.6	1.9	18.8	3.5
Copegus *4	–	0.6	1.8	200.0	2.0
Tamiflu	16.3	23.8	1.6	(93.3)	38.7
Actemra	0.2	0.2	0.9	350.0	0.5
Femara *5	0.1	0.4	0.7	75.0	1.0
Neutrogin(export)	5.1	4.9	5.3	8.2	10.1
Sigmart(export)	1.0	1.2	1.0	(16.7)	2.4
Ulcerlmin(export)	0.7	0.8	0.8	0.0	1.5
Other *6, 7	27.7	33.6	19.9	(40.8)	64.5
Total	146.5	163.2	138.3	(15.3)	329.2

Notes:
1. Figures are rounded to the nearest ¥100 million. The percentages are calculated based on the rounded numbers.
2. Launched in June 2007
3. Launched in December 2007
4. Launched in March 2007
5. Launched in May 2006
6. Starting from the fiscal year 2007, royalties and other operating income are included in the "Other" (8,100 million yen for Jan.-Jun. 2007; 13,300 million yen for Jan.-Dec. 2007; 1,600 million yen for Jan.-Jun. 2008.).
7. Sales of the products for which the marketing collaboration in Japan with sanofi-aventis K.K. ended on December 31, 2007, are included in the "Other" (6,200 million yen for Jan.-Jun. 2006; 5,900 million yen for Jan.-Jun. 2007; 11,200 million yen for Jan.-Dec. 2007.)

For reference : Outline of Principal Subsidiary and the State of Its Business Result

Chugai Pharma Marketing Ltd.

Established	1997
Location	London, United Kingdom
Business	Sale Administration *
Capital	£8,677,808 (June 2008)
Percentage Ownership	100.0%

Note: Chugai Pharma Marketing Ltd. oversees the sales and marketing operations of the Germany branch, Chugai Pharma France S.A.S., Chugai Pharma UK Ltd., and CHUGAI sanofi-aventis S.N.C.

Business Results

(Millions of Yen)

(Consolidated)	First Half of FY2007.12	First Half of FY2008.12
Revenues	12,347	12,971
Compared with the previous Interim Period	116.1%	105.1%
In local currency (In thousands)	*£52,200*	*£62,570*
Interim Net Income	2,574	2,541
Compared with the previous Interim Period	155.0%	98.7%
In local currency (In thousand)	*£10,883*	*£12,259*

Note: Translations into yen are based on the average rate during the term. (Interim period 2007: £236.54; Interim period 2008: £207.31)

For reference: Product distribution structure


Chugai Pharmaceutical Co., Ltd.
Chugai Pharma Marketing Ltd. (U.K.)
(CPM)
CHUGAI sanofi-aventis S.N.C. (France)
(CPM ownership: 55%)
Chugai Pharma Marketing Ltd. the Germany branch
Chugai Pharma France S.A.S. (France)
Chugai Pharma U.K. Ltd.
sanofi-aventis Group, etc.
(Branch office of CPM)
(CPM ownership: 100%)
(CPM ownership: 100%)
Respective Markets

Development pipeline (as of July 31, 2008)

Development code	Indication # Additional Indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
Oncology					
R597	Breast cancer (adjuvant) #	Launched Feb.08	trastuzumab Herceptin Injection	Roche /Genentech Herceptin	Anti-HER2 humanized monoclonal antibody
	Gastric cancer #	Phase III Multinational study			
R340	Colorectal cancer #	Filed Feb.08	capecitabine Xeloda Oral	Roche Xeloda	Antimetabolite, 5-FU derivative
	Gastric cancer #	Phase III			
R435	Colon cancer (adjuvant) #	Phase III Multinational study	bevacizumab Avastin Injection	Roche /Genentech Avastin	Anti-VEGF(Vascular Endothelial Growth Factor) humanized monoclonal antibody
	Gastric cancer #	Phase III Multinational study			
	Breast cancer (adjuvant) #	Phase III Multinational study			
	Non-small cell lung cancer #	Phase II			
	Breast cancer #	Phase II			
EPOCH	Chemotherapy-induced anemia #	Phase III	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
R1415	Pancreatic cancer #	Phase II	erlotinib Tarceva Oral	OSI/Genentech/ Roche Tarceva	EGFR tyrosine kinase inhibitor
R744	Chemotherapy-induced anemia	Phase II	Injection	Roche Mircera	Continuous erythropoietin receptor activator
MRA	Multiple myeloma	Phase II Overseas	tocilizumab Actemra Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
R1273	Breast cancer, etc	Phase I	pertuzumab Injection	Roche /Genentech	HER dimerization inhibitory humanized monoclonal antibody
TP300	Colorectal cancer, etc	Phase I Overseas	Injection	In-house	Topoisomerase I inhibitor
CIF (R7167)	Solid tumors	Phase I Overseas	Oral	In-house (Roche)	-
Bone and Joint					
MRA	Rheumatoid arthritis #	Launched Apr.08 Japan	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Filed Nov.07 Overseas	tocilizumab Actemra Injection	In-house (Roche)	

Development code	Indication # Additional Indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
	Systemic onset juvenile idiopathic arthritis (sJIA) #	Launched Apr.08 Japan	tocilizumab Actemra Injection	In-house	
		Phase III Overseas	tocilizumab Actemra Injection	In-house (Roche)	
R1594	Rheumatoid arthritis	Phase III Multinational study	ocrelizumab Injection	Roche /Genentech	Humanized anti-CD20 monoclonal antibody
ED-71	Osteoporosis	Phase III	Oral	In-house (Taisho Pharmaceutical)	Activated Vitamin D derivative
R484	Osteoporosis	Phase II / III	ibandronate sodium hydrate Injection	Roche Bonlva in US / Bonviva in EU (Taisho Pharmaceutical)	Bisphosphonate
		Phase II	ibandronate sodium hydrate Oral		
Renal diseases					
R744	Renal anemia	Phase III	Injection	Roche Mircera	Continuous erythropoietin receptor activator
Transplant, Immunology and Infectious diseases					
R964	Compensated liver cirrhosis caused by hepatitis C virus #	Phase II / III	ribavirin Copegus Oral	Roche Copegus	Anti-viral agent in combination with Pegasys
R442			peginterferon alfa-2a Pegasys Injection	Roche Pegasys	Peginterferon alfa-2a agent (recombinant)
	Chronic hepatitis B #	Phase II / III			
MRA	Crohn's disease #	Phase II	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
	Castleman's disease	Phase I Overseas	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic lupus erythematosus (SLE)	Phase I Overseas			
NA808	Chronic hepatitis C	Phase I Overseas	Injection	In-house	-
Other diseases					
EPOCH	Predeposit of autologous blood transfusion #	Filed Mar.02	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
R1678	Schizophrenia	Phase II Multinational study	Oral	Roche	GLYT1 inhibitor

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
GM-611	Diabetic gastroparesis	Phase I Completed Japan	mitemcinal Oral	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase II Overseas			
	Irritable bowel syndrome (IBS)	Phase II Overseas			
R1583 (ITM-077)	Type II diabetes	Phase I	taspoglutide Injection	Roche / Ipsen (Teijin)	GLP-1 analogue
CSG452 (R7201)	Type II diabetes	Phase I	Oral	In-house (Roche)	-
R1579	Type II diabetes	Phase I	Oral	Roche	DPP-IV inhibitor

Changes from the last announcement on April 22, 2008

Oncology
- R435 Started Phase III multinational study (adjuvant breast cancer)

Bone and Joint
- ED-71 Agreement with Taisho Pharmaceutical Co., Ltd, to co-develop and co-market

Cardio/Cerebro-vascular diseases
- AVS Filed → Development suspended

Other diseases
- R1678 Phase I → Phase II multinational study (schizophrenia)
- R1579 Started Phase I (type II diabetes)

R&D Activities (Jan.1, 2008 – Jul. 31, 2008)

As for clinical development activities in Japan, the Company saw progress as described below:

Oncology

- In February, we obtained the approval and launched for additional indication of adjuvant breast cancer for humanized anti-HER2 monoclonal antibody R597 (product name: Herceptin).
- In February, we filed for combination therapy with antimetabolite 5-FU derivative R340 (product name: Xeloda), and oxaliplatin, plus humanized anti-VEGF monoclonal antibody R435 (product name: Avastin), as well as monotherapy of R340 for the additional indication of colorectal cancer.
- In May, we joined the multinational Phase III clinical trials (expected additional indication: adjuvant breast cancer) conducted by Roche for R435 (product name: Avastin).
- In June, we started the additional Phase III clinical trials of the additional indication of recombinant human erythropoietin EPOCH (product name: Epogin) for treatment of chemotherapy-induced anemia.

Bone and Joint Diseases

- In April, we obtained the approval and launched for additional indication of rheumatoid arthritis, polyarticular-course juvenile idiopathic arthritis and systemic-onset juvenile idiopathic arthritis for humanized anti-human IL-6 receptor monoclonal antibody MRA (product name: Actemra).
- In May, we entered into an agreement with Taisho Pharmaceutical Co., Ltd, to co-develop and co-market activated vitamin D derivative ED-71 (expected indication: osteoporosis) in Japan.

Renal Diseases

- In March, we filed for modification of manufacturing process for drug substance (serum-free version) for recombinant human erythropoietin EPOCH (product name: Epogin).

Cardio/Cerebro-vascular diseases

- In July, we withdrew the application and suspended the development for hydroxyl radical scavenger AVS (expected indication: subarachnoidal hemorrhage) because the additional Phase III clinical trials under review did not meet the endpoint.

Other Diseases

- We decided to join the multinational Phase II clinical trials (expected indication: schizophrenia) conducted by Roche for GLYT1 inhibitor R1678 and will start patient enrolment by the end of third quarter in Japan.
- In June, we started Phase I clinical trials of DPP-IV inhibitor R1579 (expected indication: type II diabetes).

At present, we are awaiting the approval of applications filed for 3 development themes (new molecular entities and additions of indications), including R340 (expected indication: colorectal cancer).

Also, as for clinical development activities overseas, the Company saw progress as described below.

- In April, Roche started Phase I clinical trials for CIF (R7167) (expected indication: solid tumors), a compound licensed-out to Roche.
- In July, we licensed-out the import and marketing rights of the potassium channel opener SG-75 (product name: Sigmart) to Merck Pharmaceutical (HK) Ltd in China. Merck Pharmaceutical Ltd is part of Merck Serono, a division of Merck KGaA, Darmstadt, Germany, and will market the product in mainland China through Merck Serono China.

Currently running clinical trials in oncology field in Japan

Theme	Expected Indication	Regimen	Stage	Planned Filing Date
R435 (bevacizumab) Avastin	Non-small cell lung	carboplatin + paclitaxel ± R435	Phase II	2008
	Breast	paclitaxel + R435	Phase II	2009
	Breast (adjuvant)	standard chemotherapy ± R435	BEATRICE study Phase III Multinational study	2011 | 2013
R435 (bevacizumab) Avastin R340 (capecitabine) Xeloda	Colon (adjuvant)	FOLFOX4 ± R435 XELOX + R435	AVANT study : Phase III Multinational study	2011 | 2013
	Gastric	Xeloda/5FU + CDDP ± R435	AVAGAST study : Phase III Multinational study	2011 | 2013
	Colorectal	XELOX + R435	Phase II	Filed (Feb.08)
R1415 (erlotinib) Tarceva	Pancreatic	gemcitabine + R1415	Phase II	2009
R597 (trastuzumab) Herceptin	Breast (adjuvant)	R597	HERA study : Phase III Multinational study	Launched (Feb.08)
R597 (trastuzumab) Herceptin R340 (capecitabine) Xeloda	Gastric	5FU + CDDP ± R597 Xeloda + CDDP ± R597	ToGA study : Phase III Multinational study	2010

NOTICE: For the convenience of capital market participants, Chugai makes efforts to provide English translations of the information disclosed in Japanese, provided that the Japanese original prevails over its English translation in the case of any discrepancy found between documentation.


FASF
MEMBERSHIP


CHUGAI
Roche Group

Translation

July 22, 2008

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Toshiaki Itagaki, General Manager,
Finance & Accounting Dept.
Tel: +81-(0)3-3281-6611

Flash Report of the Interim Financial Results for the Fiscal Term ended June 30, 2008

On July 21, 2008 (Central European Time), the Roche Group, which incorporates Roche Pharmholding B.V., the parent company of Chugai Pharmaceutical Co., Ltd. ("Chugai"), announced its half year results for fiscal year 2008 based on International Financial Reporting Standards. As some financial information on Chugai is included in the announcement, Chugai hereby announces its flash report of the interim financial results for the fiscal term ending in December 2008 (January 1, 2008 to December 31, 2008) in pursuit of timely and fair disclosure to its shareholders and investors, promptly following the announcement of its parent company.
The announcement of full financial statements is scheduled on July 31, 2008.

1. Interim Financial Results for the fiscal term ended June 2008 (January to June 2008)

(Millions of yen)
(Consolidated) Figures are rounded to the nearest 100 million.

	Revenues	Operating Income	Recurring Profit	Net Income
Results for Jan.—Jun. 2008 (A)	145,900	23,100	24,300	18,900
Results for Jan.—Jun. 2007 (B)	170,900	35,800	36,800	21,100
Difference (A-B)	-25,000	-12,700	-12,500	-2,200
Rate of Change	-14.6 %	-35.5 %	-34.0 %	-10.4 %

(Millions of yen)

(Non-consolidated) Figures are rounded to the nearest 100 million.

	Net Sales	Operating Income	Recurring Profit	Net Income
Results for Jan. —Jun. 2008 (A)	138,300	16,700	17,600	15,000
Results for Jan. —Jun. 2007 (B)	163,200	30,500	32,100	19,600
Difference (A–B)	-24,900	-13,800	-14,500	-4,600
Rate of Change	-15.3 %	-45.2 %	-45.2 %	-23.5 %

(1) Summary of Business Activities

During the period under review, the operating environment surrounding the pharmaceuticals industry in Japan remained extremely challenging as the government continued its policies to reduce medical expenditures through the reduction of NHI reimbursement prices and promote the use of generic medicines.

In this business climate, the Company endeavored to engage in aggressive product research and development (R&D) activities to achieve the continued development and acquisition of innovative new drugs, in addition to implementing marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use as well as consumer confidence.

As a result of the above, the Company's consolidated revenues for the interim period under review amounted to ¥145.9 billion, down 14.6% compared to the same period last year. Reasons for this decline were the drop in sales of anti-influenza agent Tamiflu and the termination of the marketing agreement with sanofi-aventis at the end of last year. However, excluding these special factors, revenues were higher than for the previous interim period. Other factors accounting for the decline in revenues were the change in the price for recombinant human erythropoietin Epogin and the decline in royalties and other operating income (mainly milestone income). On the other hand, sales of our products that are our mid-term sales drivers continued to be favorable. These products included anti-cancer agent Tarceva, a human epidermal growth factor receptor (EGFR) tyrosine kinase inhibitor launched in December 2007, and anti-cancer agent Avastin, an anti-vascular endothelial growth factor (VEGF) humanized monoclonal antibody launched in June 2007. In addition, major increases were reported in sales of anti-viral agent Copegus and peginterferon alfa-2a Pegasys, which are used in combination; Actemra, a humanized anti-human IL-6 receptor monoclonal antibody; anti-cancer agent Herceptin, an anti-HER2 monoclonal antibody; and anti-cancer agent Xeloda.

Overseas revenues totaled ¥15.7 billion, which was down 15.6% compared to the same period last year, mainly reflecting the decline in royalties and other operating income, principally milestone income. Export sales of Actemra are also included in overseas revenues.

(2) Financial Results

Operating income for the interim period under review declined 35.5% from the same period last year, to ¥23.1 billion, mainly as a result of the decline in revenues. Recurring profit was ¥24.3 billion, down 34.0% from the same period last year. Net income amounted to ¥18.9 billion, a decline of 10.4%, and included extraordinary gains of ¥6.3 billion resulting from a new agreement with F. Hoffmann-La Roche Ltd. (Head Office: Switzerland) related to the sharing of co-development costs for Actemra.

2. *Consolidated Statements of Revenues for January 1 – June 30, 2008*

(Millions of Yen)
Figures are rounded to the nearest 100 million.

	Jan. — Jun. 2007	Jan. — Jun. 2008
Epogin	28,200	21,700
Neutrogin	18,700	18,700
Herceptin	7,900	9,800
Rituxan	8,500	9,500
Sigmart	8,600	8,500
Evista	7,200	7,500
Avastin	300	7,100
Alfarol	6,800	6,700
Suvenyl	5,000	5,600
Kytril	6,300	5,400
Oxarol	3,900	4,700
Pegasys	2,400	4,100
Rocephin	2,700	2,800
Renagel	2,600	2,800
Xeloda	1,300	2,000
Tarceva	—	2,000
Cellcept	1,600	1,900
Copegus	600	1,800
Tamiflu	23,800	1,600
Actemra	200	900
Femara	400	700
Others *1, 2	33,900	20,100
Total	170,900	145,900

*Notes

1. Sales of the products for which the marketing collaboration in Japan with sanofi-aventis K.K. ended on December 31, 2007, totaled 5,900 million yen and are included in the figure for Jan.-Jun. 2007.
2. Royalties and other operating income are included in the figures (7,500 million yen for Jan.-Jun. 2007; 1,000 million yen for Jan.-Jun. 2008.)

Translation

July 22, 2008

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

F. Hoffmann-La Roche Announces 2008 Half Year Results

F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. CEO: Severin Schwan] announced July 21, 2008, its 2008 Half Year Results (January 1 – June 30, 2008). Roche owns 59.9% of Chugai's outstanding shares (61.7% of voting rights) as of end of June 2008. Its press release and presentation materials can be found on its Website (http://www.roche.com).

Media Release   Presentation (PDF)   Half Year Report 2008

Chugai's sales for the period of January 1 to June 30, 2008 are included in the announced Roche Group's sales. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Chugai's interim results for fiscal 2008 (January – June 2008) are scheduled to be announced on July 31, 2008.

Translation

July 30, 2008

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO:	Osamu Nagayama
Inquiries to:	Mamoru Togashi, General Manager, Corporate Communications Dept. Tel: +81-(0)3-3273-0881

FDA Advisory Committee Votes in Favor to Recommend Approval of Actemra®, a Humanized Anti-Human IL-6 Receptor Monoclonal Antibody, for Rheumatoid Arthritis

July 30, 2008 (Tokyo) - Chugai Pharmaceutical Co., Ltd. [Head Office: Chuo-ku, Tokyo; President Osamu Nagayama (hereafter, "Chugai")] and F. Hoffmann-La Roche Ltd. [Head Office: Basel, Switzerland. CEO: Severin Schwan (hereafter "Roche")] announced that the Arthritis Advisory Committee of the U.S. Food and Drug Administration (FDA) voted ten to one for the approval of Actemra®, the humanized anti-human IL-6 (interleukin-6) receptor monoclonal antibody, filed with the FDA in November 2007 as a treatment for rheumatoid arthritis (RA). The FDA is not bound by the committee's recommendation to approve the drug, however, it generally follows its advice.

Actemra®, the first antibody drug (humanized monoclonal antibody) originating from Japan, was created by Chugai in collaboration with Osaka University, utilizing genetic recombinant technology to produce a monoclonal antibody against the anti-IL6 receptor. It works by inhibiting biological activity of IL-6 through competitively blocking the binding of IL-6 to its receptor.

In Japan, 200mg preparation of Actemra® was launched in June 2005 by Chugai, as an orphan drug for Castleman's disease, following approval in April, the same year. Subsequently, it was approved for the additional indications of RA (including prevention of structural damage of joints), polyarticular-course juvenile idiopathic arthritis and systemic juvenile idiopathic arthritis in April 2008. 80mg and 400mg preparations were launched additionally in June 2008. Outside of Japan, five phase III clinical trials, including extension studies in RA are going on in 40 countries involving more than 4,000 patients worldwide under co-development between Chugai and Roche. The submissions were made to the FDA and the European Medicines Evaluation Agency (EMEA), based on results and extension studies from four out of five of these trials, and the interim analysis of the remaining ongoing trial.

RA is a systemic inflammatory disease in which the cause is unknown. The main symptoms are multiple joint inflammation and progressive joint damage. Millions of patients are suffering from the pain and debilitating effects of the disease In the United States. Chugai focuses on bone and joint diseases area as one of the strategic domains, and is committed to contribute to the treatment by providing new therapeutic options for medical professionals and patients.

Translation

July 31, 2008

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO:	Osamu Nagayama
Inquiries to:	Mamoru Togashi, General Manager, Corporate Communications Dept. Tel: +81-(0)3-3273-0881

Toll Manufacturing Agreement for the Bulk Drug Substance of Actemra®, a Humanized Anti-Human IL-6 Receptor Monoclonal Antibody

July 31, 2008 (Tokyo) - Chugai Pharmaceutical Co., Ltd. [Head Office: Chuo-ku, Tokyo; President Osamu Nagayama (hereafter, "Chugai")] announced today that on July 30 (Eastern Daylight Time), the company executed a toll manufacturing and supply agreement for the bulk drug substance of Actemra®, a humanized anti-human IL-6 receptor monoclonal antibody, with Genentech, Inc. [Head Office: California, USA; Chairman & CEO Arthur D. Levinson (hereafter, "Genentech")], which is majority-owned by F. Hoffmann-La Roche Ltd. [Head Office: Basel, Switzerland; CEO: Severin Schwan (hereafter "Roche")]. Genentech, as a toll manufacturer for Chugai, will manufacture Actemra® bulk drug substance following the completion of a manufacturing licensing transfer from Chugai. The Utsunomiya Plant of Chugai Pharma Manufacturing Co., Ltd., a wholly-owned subsidiary of Chugai, will also continue producing Actemra® bulk drug substance to its final formulation.

Initially, the entire supply of Actemra® for the global market was to be manufactured at the Utsunomiya Plant of Chugai Pharma Manufacturing Co., Ltd. However, a detailed analysis based on the demand estimate for Actemra® revealed that additional investment in manufacturing facilities for bulk drug substance would become necessary in the near future. Together with the consideration of location risk with all manufacturing processes being performed at a single plant in Japan, it was concluded that outsourcing the manufacture of bulk drug substance to Genentech, which has leading experience in manufacturing and supplying antibody drugs, would be the preferred approach. Under this agreement, Actemra® bulk drug substance will be manufactured at Genentech's cell culture facilities based in Vacaville, California, in addition to cell culture facilities at the Utsunomiya Plant. Chugai will continue to ensure the quality and stable supply of products based on its accumulated biopharmaceutical manufacturing experience.

Actemra® was created by Chugai in collaboration with Osaka University and was launched in Japan in June 2005 as the world's first treatment for Castleman's disease. In April 2008, Actemra® was approved for additional indications of rheumatoid arthritis (RA) (including inhibition of progression of structural joint damage), polyarticular-course juvenile idiopathic arthritis (pJIA), and systemic juvenile idiopathic arthritis (sJIA). Applications were also filed for the indication of RA in Europe and the US in November 2007 as a result of a co-development effort between Chugai and Roche. After gaining approval, Actemra® will be marketed by Roche in regions other than Japan, South Korea and Taiwan and Chugai will co-promote in the UK, Germany and France.

Media Release

Roche

Basel, 18 September 2008

FDA issues complete response letter to Roche for Actemra Biologics License Application

No new clinical studies requested

Roche today announced that the U.S. Food and Drug Administration (FDA) has issued a complete response letter for the Biologics License Application (BLA) for Actemra (tocilizumab), the first interleukin-6 (IL-6) receptor-inhibiting monoclonal antibody studied for the treatment of adult patients with moderate to severe rheumatoid arthritis (RA).

Additional information requested by the FDA for approval does not involve safety or efficacy issues, nor do any additional studies need to be conducted as a pre-requisite for approval of Actemra. The FDA has requested additional documentation related to the manufacturing of Actemra and certain other outstanding components such as final labelling. Roche is committed to working with the FDA to promptly address these outstanding matters. Upon satisfactory completion of the FDA's requests and an approved label, Roche does not foresee any issues that would impact the quality, availability and supply of Actemra in the U.S.

"Roche is committed to making this important new therapy available to RA patients," said William M. Burns, CEO of Roche's Pharmaceutical Division. "We will continue to work closely with the FDA to address its questions and define the path forward for Actemra. We are confident that we will be able to resolve these matters with the agency in the near future."

Roche submitted the BLA for Actemra to the agency on November 26, 2007. The BLA for Actemra included results from five multi-national Phase III studies, which demonstrated that treatment with Actemra - alone or in combination with methotrexate or other disease modifying anti-rheumatic drugs (DMARDs) - significantly reduced RA signs and symptoms, regardless of previous therapy or disease severity, compared with current DMARDs alone. On July 29, 2008, the Arthritis Advisory Committee of the FDA voted 10-1 to recommend approval of Actemra. Actemra has also been filed with the European authorities and other world authorities.

F. Hoffmann-La Roche Ltd 4070 Basel Switzerland

Corporate Communications Roche Group Media Relations

Tel. +41 61 688 88 88
Fax +41 61 688 27 75
www.roche.com

About Actemra

Actemra is the result of research collaboration by Chugai and is being co-developed globally with Chugai. Actemra is the first humanized interleukin-6 (IL-6) receptor-inhibiting monoclonal antibody. An extensive clinical development program of five Phase III trials was designed to evaluate clinical findings of Actemra. The five studies have reported meeting their primary endpoints. In Japan, Actemra was launched by Chugai in June 2005 as a therapy for Castleman's disease; in April 2008, additional indications for rheumatoid arthritis, polyarticular-course juvenile idiopathic arthritis and systemic-onset juvenile idiopathic arthritis were also approved in Japan.

Actemra is generally well tolerated. The overall safety profile of Actemra is consistent across all global clinical studies. The serious adverse reactions reported in Actemra clinical studies include serious infections, gastrointestinal perforations and hypersensitivity reactions including anaphylaxis. The most common adverse reactions reported in clinical studies were upper respiratory tract infection, nasopharyngitis, headache, hypertension and increased ALT. Increases in liver enzymes (ALT and AST) were seen in some patients; these increases were generally mild and reversible, with no evidence of hepatic injuries or any observed impact on liver function. Laboratory changes, including increases in lipids (total cholesterol, LDL, HDL, triglycerides) and decreases in neutrophils and platelets, were seen in some patients without association with clinical outcomes. Treatments that suppress the immune system, such as Actemra, may cause an increase in the risk of malignancies.

About Roche in rheumatoid arthritis

One of the most important drivers for growth at Roche over the next few years is expected to be the company's emerging franchise in autoimmune diseases with rheumatoid arthritis as the first indication. Following the launch of MabThera (rituximab) there are a number of projects in development, potentially allowing Roche to build on further opportunities. MabThera is the first and only selective B-cell therapy for RA, providing a fundamentally different treatment approach by targeting B cells, one of the key players in the pathogenesis of RA. Actemra is Roche's second novel medicine and is a humanised monoclonal antibody to the interleukin-6 (IL-6) receptor, inhibiting the activity of IL-6, a protein that plays a major role in the RA inflammation process. Additional projects creating a rich pipeline include compounds in Phase I, II and III clinical trials. Notably, ocrelizumab, a humanised anti-CD20 antibody, has entered phase III development for RA.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, and is a market leader in virology. It is also active in other major therapeutic areas such as autoimmune diseases, inflammatory and metabolic disorders and diseases of the central nervous system. In 2007 sales by the Pharmaceuticals Division totaled 36.8 billion Swiss francs, and the Diagnostics Division posted sales of 9.3 billion francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invested over 8 billion Swiss francs in R&D in 2007. Worldwide, the Group employs about 80,000 people. Additional information is available on the Internet at www.roche.com.

Roche Group Media Relations

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head)
- Alexander Klauser
- Martina Rupp
- Claudia Schmitt
- Nina Schwab-Hautzinger

END